UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November, 2021

Commission File Number: 001-35165

BRAINSWAY LTD.

(Translation of registrant’s name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Brainsway Ltd. (hereinafter, the “Company”) announces that it is scheduling an Annual Meeting of Shareholders on December 22, 2021 at 3:00 p.m. Israel time at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel.

The Company hereby furnishes as Exhibit 99.1 to this Form 6-K a Notice with respect to the Company’s Annual Meeting of Shareholders.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement of Annual Meeting of Shareholders
99.2	Proxy Card

Exhibit 99.1 is hereby incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Committee on September 17, 2021 (Registration No. 333-259610) and its Registration Statement on Form S-8 filed with the Securities and Exchange Committee on April 22, 2019 (Registration No. 333-230979).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrainsWay Ltd.

Date: November 17, 2021	By:	/s/ Christopher R. von Jako
Christopher R. von Jako, Ph.D President and Chief Executive Officer